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Sophia Hudson
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 701 5762 fax sophia.hudson@davispolk.com

April 27, 2018
Re:	Auris Medical Holding AG Registration Statement on Form F-1 Filed March 28, 2018 File No. 333-223993

Ms. Suzanne Hayes

Mr. Jeffrey Gabor

Division of Corporation Finance

Office of Information Technologies and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Hayes and Mr. Gabor:

On behalf of our client, Auris Medical Holding AG, a company established in Switzerland (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated April 24, 2018 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.

Form F-1 Filed March 28, 2018

General

1.	Pursuant to our discussion on April 12, 2018, please withdraw this registration statement as it is attempting to register the resale of the same securities you included on a registration statement filed on February 9, 2018. We note your concern that Rule 414 of the Securities Act requires a new registration statement because of your recent merger with Auris Medical Newco Holding AG. However, Rule 414 applies when you are continuing the offering of securities registered under the Act. Since the registration

2	April 27, 2018

statement filed on February 9, 2018 was not declared effective, the securities are not registered and the rule does not apply. Please amend the February 9, 2018 registration statement to describe the March 13, 2018 transaction and withdraw this registrations statement.

Response:	In response to the Staff’s comment, the Company advises the Staff that it has amended the Registration Statement filed on February 9, 2018 and withdrawn the Registration Statement filed on March 28, 2018.

Should any questions arise, please do not hesitate to contact me at (212) 450-4762, (212) 701-5762 (fax) or sophia.hudson@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Sophia Hudson

Sophia Hudson

cc:

Thomas Meyer, Chairman and Chief Executive Officer of the Company

Raoul Dias, Senior Legal Counsel & Corporate Secretary of the Company